As filed with the Securities and Exchange Commission on September 1, 2023

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

SCHEDULE TO

____________________

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Eaton Vance Floating-Rate Income Trust

(Name of Subject Company (Issuer))

Eaton Vance Floating-Rate Income Trust
(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value
(Title of Class of Securities)

278279104
(CUSIP Number of Class of Securities)

Deidre E. Walsh

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617) 672-8579

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person(s))

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1-11.

Not Applicable.

Item 12. Exhibits.

Exhibit No.	Document
99.1(a)	Press release issued by the Issuer dated September 1, 2023

Item 13.

Not Applicable.